(1) Summary of Significant Accounting Policies

General Information and Basis of Presentation

The accompanying statement of financial condition reflects the accounts of Nuveen Securities, LLC (the "Company"). The Company is a wholly owned subsidiary of Nuveen Investments, Inc. ("Nuveen Investments" or the "Parent"). On October 1, 2014, Teachers Insurance and Annuity Association of America ("TIAA"), through its indirect wholly owned subsidiary, TIAA Asset Management Finance Company, LLC, acquired Nuveen Investments.

The Company is a Securities and Exchange Commission ("SEC") registered broker/dealer under the Securities Exchange Act of 1934, and provides investment product distribution and related services for managed funds. In the normal course of business and as part of its clearing function for an affiliate, the Company purchases municipal bonds, and, from time to time, U.S. government obligations. The Company is a full clearing broker and clears trades for municipal bonds, closed-end funds, mutual funds and U.S. Government obligations through both the Depository Trust & Clearing Corporation (the "DTCC"), as well through the DTCC's subsidiary, the National Securities Clearing Corporation (the "NSCC").

The Company is subject to the regulatory rules of the SEC, the Financial Industry Regulatory Authority ("FINRA"), and the Municipal Securities Rulemaking Board.

Use of Estimates

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ (the "Codification" or "ASC" or "Topic") is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results could differ from these estimates.

Cash

The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

Cash Segregated in Compliance with Federal and Other Regulations

Cash Segregated in Compliance with Federal and Other Regulations of $1.0 million at December 31, 2015 represents cash segregated in a special reserve account for the benefit of customers under SEC Rule 15c3-3.

(1) Summary of Significant Accounting Policies (continued)

Securities Transactions

Customers' securities transactions are reported on a settlement date basis, which is generally three business days after the trade date. Securities owned (trading accounts) are valued at market.

At December 31, 2015, the Company's inventory of securities owned did not contain any significant concentrations of credit risk relating to either individual issues or to issuers (or groups of issuers) located in any state or region of the country.

Deposits

Included on the Company's December 31, 2015 Statement of Financial Condition are various deposits with clearing corporations and transfer agents.

Advanced Commissions

Advanced commissions consist of commissions advanced by the Company on sales of certain mutual fund shares. Such commissions are capitalized and amortized monthly into expense over 12 months.

Income Taxes

Beginning in 2014, after TIAA acquired Nuveen Investments, Nuveen Investments and the Company were required to join the TIAA U.S. federal consolidated tax return filing. Prior to the TIAA acquisition of Nuveen Investments, the Company joined Nuveen Investments in the filing of a U.S. federal consolidated tax return. The Company is also obligated to pay state income taxes. Some state filings are on a separate return basis, while in other states, the Company is required to join in a consolidated/combined filing.

The Company recognizes current income taxes for taxable income/loss reportable to taxing authorities, and deferred income taxes for the future amount of income taxes following the balance sheet approach, in all income tax jurisdictions. Under the balance sheet approach, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are applicable to periods in which the differences are expected to affect taxable income.

For the federal tax jurisdiction and separate filing states, the Company's current and deferred income tax balances are prepared on a separate return basis. For consolidated/combined filing states, the Company's current and deferred income taxes reflect the impact of group apportionment factors.

Valuation allowances may be established, when necessary, to reduce the deferred tax assets to amounts determined "more-likely-than-not" realizable. The Company assesses the realizability of deferred tax assets based upon sources of future taxable income available to the Company. The Company assesses the need for a liability related to uncertain tax positions following the two-step recognition and measurement approach.

4

(1) Summary of Significant Accounting Policies (continued)

Refer to Note 3, "Income Taxes," for additional income tax disclosures.

(2) Fair Value Measurements

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data (for example, the reporting entity's own data). FASB ASC 820-10 requires that fair value measurements be separately disclosed by level within the fair value hierarchy in order to distinguish between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Specifically:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- Level 2 - inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable market data (market-corroborated inputs).

- Level 3 - inputs to the valuation methodology that are unobservable inputs for the asset or liability – that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk) developed based on the best information available in the circumstances.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

(2) Fair Value Measurements (continued)

The following table presents information about the Company's fair value measurements at December 31, 2015 (in 000s):

| | | Fair Value Measurements at December 31, 2015 Using | | |
Description	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities owned	$ 331	-	-	$ 331
Liabilities				
Securities sold not yet purchased	$ 65	-	$ 65	-

The following table presents a rollforward for the year ended December 31, 2015 of fair value measurements that use significant unobservable inputs (Level 3) (in 000s):

Beginning balance (as of January 1, 2015)	$64
Total gains or losses (realized/unrealized)	—
Included in earnings	—
Purchases	267
Sales	—
Transfers into Level 3	—
Transfers out of Level 3	—
Ending balance (as of December 31, 2015)	$331

Securities Owned

"Securities owned" by the Company at December 31, 2015 represents a required investment in the Depository Trust Clearing Corporation ("DTCC") and is considered to be a Level 3 investment, as there are no quoted market prices for DTCC stock; the fair value of the DTCC stock is based upon valuation information obtained directly from DTCC.

Securities Sold Not Yet Purchased

The market values for the $65 of securities sold not yet purchased are classified as Level 2, as the valuation is based on significant other observable inputs.

(2) Fair Value Measurements (continued)

Methods for Determining Fair Value

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risk existing at each balance sheet date. For the majority of financial instruments, standard market conventions and techniques are used to determine fair value.

Cash and cash equivalents, distribution fees and underwriting revenue receivable, receivables due from brokers and dealers, deposits with and receivables due from clearing organizations, and other assets and receivables are financial assets with carrying values that approximate fair value because they are generally short-term in nature. Investment valuation is described in preceding paragraphs. Due to affiliates, due to customers, and other payables are financial liabilities with carrying values that also approximate fair value because they are generally short-term in nature.

A comparison of the December 31, 2015 fair values and carrying amounts of these instruments is as follows:

	(in 000s)	
	Carrying Amount	**Fair Value**
Assets:		
Cash and cash equivalents	$22,354	$22,354
Cash segregated in compliance with federal and other regulations	1,000	1,000
Receivables due from brokers and dealers	5	5
Deposits with and receivables due from clearing organizations	12,084	12,084
Securities owned	331	331
Receivables due from affiliates	26,188	26,188
Distribution fees and underwriting revenue receivable	8,757	8,757
Advanced commissions	4,887	4,887
Deposits with other organizations	1,500	1,500
Other	21	21
Liabilities:		
Sales commissions, distribution fees, and other accounts payable	13,843	13,843
Due to customers	7	7
Securities sold not yet purchased	65	65
Due to affiliates	2,270	2,270
Accrued expenses and other liabilities	176	176

(3) Income Taxes

The tax effect of significant items which give rise to deferred tax assets and liabilities recorded on the Company's statement of financial condition at December 31, 2015 are shown in the following table (in 000s):

Gross deferred tax assets:	
State net operating loss carryforwards	$ 220
State valuation allowance	(220)
Deferred tax assets, net of valuation allowance	-
Gross deferred tax liabilities:	
Deferred commissions and offering costs	1,894
Gross deferred tax liabilities	1,894
Net deferred tax liability	$ 1,894

At December 31, 2015, the Company had state and local tax loss carryforwards of $0.2 million that will expire between 2016 and 2035. For financial reporting purposes, a valuation allowance of $0.2 million has been established against the deferred tax assets related to certain state tax loss carryforwards due to the uncertainty that the assets will be realized. The Company increased this valuation allowance by $0.1 million during 2015.

The Company's income tax returns are subject to examination by federal, state, and local taxing authorities. The federal and certain state income tax returns for years after 2009 remain open to examination. During 2015, the Internal Revenue Service began an examination of the consolidated income tax filing of Nuveen Holdings, Inc. (f/k/a Windy City Investments, Inc.), which includes the Company, for the year 2013. No adjustments have been proposed.

The Company has not recognized a liability for any unrecognized tax benefits as of December 31, 2015. In addition, the Company does not believe that it is reasonably possible that there will be a significant adjustment to the total amount of unrecognized tax benefits within the next twelve months.

No federal or state income taxes were paid directly by the Company during 2015. The Company recorded $3.5 million and $0.6 million for federal and state taxes, respectively, through Due to affiliates (the Parent) for its share of the consolidated group's taxes.

(4) Commitments and Contingencies

From time to time, the Company is named as a defendant in certain legal actions having arisen in the ordinary course of business. There is presently no litigation that we believe would have an adverse material effect on the Company's financial condition, results of operation or liquidity.

Indemnifications

In the normal course of its business, the Company may indemnify certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amounts of future payments that the Company could be required to make under these

(4) Commitments and Contingencies (continued)

indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2015, the Company has not recorded any contingent liability in its financial statements for these indemnifications.

Additionally, the Company enters into agreements that contain a variety of representations and warranties and which may provide for indemnification against potential losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, the "Uniform Net Capital Rule," which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2015, the Company's net capital ratio was 0.95 to 1 and its net capital was approximately $17.2 million, which is $16.1 million in excess of the required net capital of $1.1 million.

(6) Related Party Transactions

The Company considers transactions to be related party when, at any time during the financial reporting period: (a) one party has direct or indirect control of the other party, (b) the parties are subject to common control from the same source, and/or (c) one party has significant influence over the financial reporting and operating policies of the other party, to an extent that the other party might be inhibited from pursuing its own separate interests. Related parties may include: (1) the parent company and its related affiliate/subsidiary companies; (2) any investment fund controlled by or under common control with the parent company or its related affiliate/subsidiary companies; (3) any officer, director or person performing an equivalent function, or any entity controlled by any of the foregoing persons, including any spouse or lineal descendant (including by adoption as well as stepchildren) of the officers and directors; and (4) investors with significant influence, including their close families.

During the year ended December 31, 2015, the Company had the following related party transactions: (1) an expense sharing agreement with the Parent and an affiliate of the Parent; (2) a tax sharing arrangement; (3) a service fee revenue arrangement; and (4) the Company earned revenue in connection with the sale, or distribution of, mutual funds in the Nuveen fund family.

(7) Subsequent Events

The Company has evaluated subsequent events under the provisions of FASB Topic 855-10 and has determined that, through February 26, 2016, the date that this December 31, 2015 statement of financial condition has been made available, there were no events occurring subsequent to December 31, 2015 fitting the criteria of FASB Topic 855-10 that needed to be reflected on the Company's statement of financial condition as of December 31, 2015, other than that which is discussed below.

(7) Subsequent Events (continued)

On January 4, 2016, the Company and its Parent entered into a purchase agreement with Incapital LLC and certain of its affiliates ("Incapital"), pursuant to which the Company agreed to purchase certain assets, and assume certain liabilities, with respect to Incapital's Unit Investment Trust ("UIT") business on the terms and subject to the conditions set forth therein (the "Acquisition"). Consummation of the Acquisition is expected to occur during the second quarter of 2016 and is subject to customary closing conditions. The Company currently estimates that the initial purchase price to be paid by the Company to Incapital upon consummation of the Acquisition will be approximately $11.0 million. In addition, the Company may become obligated to pay Incapital additional consideration contingent upon growth in the UIT business during the two years following the Acquisition, subject to a maximum total consideration of $25.0 million (inclusive of the initial purchase price).